Filed Pursuant to Rule 433
Registration Statement Number 333-180300-03
Fact Sheet (J383)
July 15, 2014

Credit Suisse – Return Enhanced Notes due August 5, 2015 Linked to the S&P 500® Index

Note Terms		Hypothetical Payment at Maturity***
Issuer:*	Credit Suisse AG (“Credit Suisse”), acting through one of its branches
*** The graph and the table illustrate the hypothetical Payments at Maturity for a $1,000 principal amount of notes for a hypothetical range of performance of the Underlying assuming an Upside Leverage Factor of 2 and a Maximum Return of 12.50%. These hypothetical results set forth above are for illustrative purposes only. The actual payment at maturity will be based on the arithmetic average of the closing levels of the Underlying on the Valuation Dates. Any payment on the notes is subject to our ability to pay our obligations as they come due. The numbers above have been rounded for ease of analysis.

Pricing Date:	Expected to be July 18, 2014.
Settlement Date:	Expected to be July 23, 2014.
Underlying:	S&P 500® Index
Upside Leverage Factor:	2
Payment at Maturity:
A cash payment at maturity per $1,000 principal amount of notes equal to:
o      if the Final Level is greater than the Initial Level, $1,000 + $1000 × the lesser of (i) the Maximum Return and (ii) the product of the Underlying Return and the Upside Leverage Factor.
o      if the Final Level is equal to the Initial Level, you will be entitled to receive a cash payment at maturity of $1,000 per $1,000 principal amount of notes.
o      if the Final Level is less than the Initial Level, $1,000 + ($1,000 × Underlying Return).

Maximum Return:	Expected to be 12.50% (to be determined on the Pricing Date).
Underlying Return:	(Final Level – Initial Level) / Initial Level
Initial Level: **	The closing level of the Underlying on the Pricing Date.
Final Level:	The arithmetic average of the closing levels of the Underlying on each of the five Valuation Dates.
Valuation Dates: †	July 27, 2015; July 28, 2015; July 29, 2015; July 30, 2015 and July 31, 2015 (each a “Valuation Date” and July 31, 2015, the “Final Valuation Date”)
Maturity Date: †	August 5, 2015
Fees:
J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $10.00 per $1,000 principal amount. Certain fiduciary accounts will pay a purchase price of $990.00 per $1,000 principal amount, and the placement agents with respect to sales made to such accounts will forgo any fees.

Return Characteristics
●  Provides opportunity for a return at maturity of 2 times the appreciation of the Underlying, if any, subject to the Maximum Return. Accordingly, if the Underlying Return is equal to or greater than 6.25%, you will receive the Maximum Return on the notes of 12.50%, which entitles you to a maximum payment at maturity of $1,125 for every $1,000 principal amount of notes that you hold. Any payment on the notes is subject to our ability to pay our obligations as they become due.

●  Investors should be willing to forgo interest and dividend payments and be willing to lose some or all of their investment if the Underlying declines. You could lose your entire investment.

Product Risks
●   Investment may result in a loss of up to 100%. If the Final Level is less than the Initial Level, you will be fully exposed to the depreciation in the Underlying.

●  The notes do not pay interest.

●   Although the return on the notes will be based on the performance of the Underlying, the payment of any amount due on the notes is subject to the credit risk of Credit Suisse. Investors are dependent on our ability to pay all amounts due on the notes and, therefore, investors are subject to our credit risk.

J.P. Morgan
Placement Agent

* Credit Suisse may act through its Nassau Branch or its London Branch.

** In the event that the closing level of the Underlying is not available on the Pricing Date, the Initial Level will be determined on the immediately following trading day on which the closing level of the Underlying is available.

† Subject to postponement as described in the applicable pricing supplement and product supplement.

Product Risks (continued)

•
If the Final Level is greater than the Initial Level, for each $1,000 principal amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Return, regardless of the appreciation of the Underlying, which may be significant. We refer to this percentage as the Maximum Return which will be set on the Pricing Date and will not be less than 12.50%. Accordingly, if the Underlying Return is equal to or greater than 6.25%, you will receive the Maximum Return on the notes of 12.50%, and you will be entitled to receive the maximum amount payable at maturity, which is expected to be $1,125 for every $1,000 principal amount of notes. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•
Your investment in the notes may not perform as well as an investment in an instrument that measures the point-to-point performance of the Underlying from the Pricing Date to the Final Valuation Date. Your ability to participate in the appreciation of the Underlying, if any, may be limited by the 5-day-end-of-term averaging used to calculate the Final Level, especially if there is a significant increase in the closing level of the Underlying on the Final Valuation Date. Accordingly, you may not receive the benefit of the full appreciation of the Underlying, if any, between the Pricing Date and the Final Valuation Date.

•
The original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

•	As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the equity securities included in the Underlying.

•
Credit Suisse currently anticipates that the value of the notes on the Pricing Date will be less than the price the investor pays for the notes, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the notes. Prior to maturity, costs such as concessions and hedging may affect the value of the notes.

•
The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes.

•
We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the notes. Further, hedging activities may adversely affect any payment on or the value of the notes. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

•
In addition to the level of the Underlying on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including the actual and expected volatility of the Underlying, the time to maturity of the notes, the dividend rate on the equity securities included in the Underlying, interest and yield rates in the market generally, investors’ expectations with respect to the rate of inflation, geopolitical conditions and a variety of economic, financial, political, regulatory and judicial events that affect the equity securities included in the Underlying, and our creditworthiness, including actual or anticipated downgrades in our credit ratings. Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

The risks set forth in the section entitled “Product Risks” above are only intended as summaries of some of the risks relating to an investment in the notes. Prior to investing in the notes, you should, in particular, review the “Product Risks” above, the “Selected Risk Considerations” section in the applicable pricing supplement and the “Risk Factors” section of the product supplement, which set forth risks relating to an investment in the notes.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Information

IRS Circular 230 Disclosure: Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

This document is a summary of the terms of the notes and factors that you should consider before deciding to invest in the notes. Credit Suisse has filed a registration statement (including pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated July 15, 2014, Underlying Supplement dated July 29, 2013, Product Supplement No. JPM-III dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012, to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the notes. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.

 You may access the pricing supplement related to the offering summarized herein on the SEC website at:

http://www.sec.gov/Archives/edgar/data/1053092/000095010314004913/dp47887_424b2-j383.htm

 You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.